Issuer Free Writing Prospectus dated January 24, 2023

Filed Pursuant To Rule 433

Registration No. 333-255424

[Transcript of National Investment Services Group Monthly Call Webinar from January __, 2023]

Benjamin Tapper: Today we have a great guest speaker, a long-time friend of mine, Benjamin Hatz. I am going to let Ben do an introduction, but I have known Ben through now three evolutions of his real estate career. Starting in the medical space, moving more into the multifamily and now with the publicly-traded company that has an incredibly interesting opportunity within Opportunity Zones, no pun intended. And instead of underselling it, I am going to let the smarter Ben take the microphone.

Benjamin Hatz: Thanks, Ben. I am going to share my screen. Hello everyone, I am Ben Hatz from Belpointe Capital. We are based up in Greenwich, Connecticut. And as Ben just mentioned, we are investors in Multifamily Opportunity Zones. Before I present, I have to give a disclaimer. As a publicly-traded company, we have to read this disclaimer to you.

Today’s presentation may include statements that are forward-looking statements within the meaning of the federal securities laws. Any forward-looking statements expressed in this webinar are made in good faith, and we believe there is a reasonable basis for them. However, there are a number of risks, uncertainties, and other important factors, many of which are difficult or impossible to predict, that could cause actual results to vary materially from the forward-looking statements expressed in this webinar. Except as otherwise required by law, we will not be updating or revising any forward-looking statements to reflect subsequent events.

Belpointe PREP has filed a registration statement with the SEC for the offer and sale of up to $750,000,000.00 of its Class A units, or our stock, which is now publicly-traded on the New York Stock Exchange. Investing in Belpointe PREP’s Class A units involves a high degree of risk, including a complete loss of your investment. Again, if you want to invest in Belpointe, you should read Belpointe PREP’s most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe PREP.

Prior to making an investment decision, you should carefully consider Belpointe PREP’s investment objectives and strategy, risk factors, fees and expenses, and any tax consequences that may results from an investment in Belpointe PREP’s Class A units.

You can obtain a copy of Belpointe PREP’s prospectus and other filings on the SEC’s website, on our website at investors.belpointeoz.com, or by contacting me at the phone number above.

On this call, we will focus on three main areas. First, we will talk about Opportunity Zones. What are the benefits of investing in Opportunity Zones? Second, I will present a small summary of Belpointe and talk about some of our current investments and why an investor might want to invest with Belpointe. Finally, how could Lee and Associates and Belpointe OZ work together in the future?

As Ben mentioned, we have a unique structure for the developers of Opportunity Zones to have a capital event without paying capital gain taxes. In most cases, Opportunity Zone developers need to hold their investments for 10 years, but we have found a way for them to be able to get out of their investments earlier without having to have a taxable capital event for IRS purposes. This could be a great source of new leads for both Lee and Associates’ equity, as well as their debt brokers.

Opportunity Zones were created through Trump’s Tax Cuts and Jobs Act of 2017. Approximately 35,000 low-income census tracts were nominated by the U.S. state governors, and of that 35,000, approximately 8,800 have been certified by the U.S. Department of the Treasury. These Opportunity Zones are in all 50 states, as well as in Puerto Rico. And the goal was really to incentivize real estate investors to develop in these lower income areas. The way that they did that was to provide capital gains tax advantages. Opportunity Zones work in the following way: First, if an investor has a capital gain—it could be both a short-term or a long-term capital gain—they could invest in into a Qualified Opportunity Fund, or a QOF. For that investment, there are a couple of tax benefits that they will be able to participate in, many of which I will be talking about later in this presentation.

But, for the most part, all appreciation in those funds is completely excluded from capital gains going forward.

For example, if you invested in $100,000,000.00 transaction in 2018, and within ten years or by 2028, the property has increased in value by $100,000,000.00, that $100,000,000.00 of capital gain, if and when the asset is sold, does not pay any federal capital gains taxes. This presents an incredible opportunity.

Opportunity Zones are included in every single one of the states in the United States. The Zones were determined based on the 2010 census, so there has been a lot of changes that have occurred over the last 13 years.

Let’s talk about Nashville. Nashville right now is the number one market for investment based on ULI for 2022, as well as 2023. There has been a tremendous amount of development in this area. There are four main pockets of development in Nashville right now. Right here is the Gulch, which has a lot of high-end restaurants, high-end hotels and there is approximately 10,000 or so jobs that are all within walking distance. There is Vanderbilt University and Oracle campus, which is going to house 8,000 jobs, as well as the $2.1 billion Tennessee Titan Stadium. Finally, Uptown has a lot of new 25- to 30-story multifamily developments going up right now. There is not a dearth of new development going on in Nashville.

There is the Thompson Hotel located in the Gulch, right across the street from Nashville Yards, which is Amazon’s second largest location in the entire United States. Since the definition of what is allowed to be included in these low-income census tracts was based on 2010 information, a lot of things have changed. The area right outside the Gulch, is within a walking distance from probably one of the hottest neighborhoods in all of Nashville, where Belpointe’s 900 8th Ave Development is located. It is going to be 266 units, and we are building this with CA South, a local developer based in Nashville.

As I mentioned before, Opportunity Zones have a couple of tax advantages. The first one is that if an investor invests in an Opportunity Zone Fund, there is a deferral of that initial capital gain up until the earlier of a sale of the asset or December 31st of 2026.

The second main benefit is the elimination of future capital gains: All of the capital gains derived from the appreciation of their investments in Opportunity Zones, if the asset is held for the next 10 years, are exempt from federal, and in some cases, state capital gains taxes.

Belpointe PREP is set up as a PREP, a public real estate partnership. As such, and similarly to REITs, 90% of our income has to be distributed on a yearly basis.

Belpointe has all of the same benefits as the other Qualified Opportunity Zone Funds. However, one of the main differences of Belpointe from other Qualified Opportunity Zone Funds is that we are the only one that is listed on the New York Stock Exchange, which allows us to provide liquidity for our unit holders.

Finally, we have some other advantages, including a reduced annual management fee. We are only 75 basis points versus the standard 200 basis points, only a 5% minimum carried interest. And, for many investors, we do not ever ask for additional capital calls.

Finally, we are the only group that is able to acquire other Qualified Opportunity Zone Funds and their stabilized assets, eliminating any construction, development, or lease up risk.

Our investments are located up and down the Eastern Coast. We have a student housing development in Storrs, Connecticut right off UConn’s main campus. In Nashville, we have the 266-unit property I mentioned before, as well as a master development, which is going to be somewhere between 400 and 1000 units on the Cumberland River. In Saint Petersburg, Florida, we have a two-acre site which just has been approved for 15 stories and 269 units. This is directly North of the Tampa Bay Rays Stadium. And in Sarasota, we are building a Class-A mixed-use development with 218 market rate units and 51,000 square feet of retail in an absolutely Class-A location.

Let’s talk about that unique QOF sale opportunity. How is this possible? As I said before, if an investor invests in a QOF, they have to hold that investment for 10 years, without selling, so that they can get those tax benefits. Investors are taking capital market risk because even if you came out of the ground in 2018, you still have to wait until 2028 before you are able to realize your investment.

As a PREP, we are able to acquire these private QOFs and their assets without causing an inclusion event. An inclusion event is a capital event, taxable by the IRS, which includes a recapitalization and a sale of the assets.

It is a win-win for everyone, as it allows the sponsors to get out of their deals early and realize their promote earlier than that 10 years. They can get out 2-3 years after the development. Also, the limited partners in those QOFs are also happy. They have taken away all of the capital market risk that I mentioned earlier. In addition, they are able to keep all of the tax benefits that come with investing in an Opportunity Zone deal.

Benjamin Tapper: Before Ben continues on, does anybody have any questions at this point for Ben? About what he has talked about so far. Anybody want clarity on anything? Alright, all yours.

Benjamin Hatz: I guess, I have been extremely clear, Ben. Let’s walk through an example of how this works. In 2019, a developer finds a plot of land, which is included in an Opportunity Zone and they decide to build a luxury multifamily asset over the next two-year period. The project is going to cost $100,000,000.00 and the way that they are going to capitalize it is with a 3-year construction loan and $30,000,000.00 of equity. That equity is going to be coming from limited partners, and it is going to be a syndication. Those limited partners are going to be investing capital gains so that they can accrue all those Opportunity Zone benefits that we talked about. The developer guarantees to his limited partners that there will be no inclusion events before the 10-year period is up, which would effectively delete the tax benefits of investing in a QOF.

Now, it is the December of 2022. Property has received its certificate of occupancy and begun leasing. The construction loan has matured and, great news, because of increasing rents in the market, the property has appreciated to $120,000,000.00.

However, as I’m sure everyone on this phone call knows, the 10-year has increased significantly since 2019 and because of higher debt service amounts, a 65% or 70% LTV loan is not really able to be sourced today. Probably, most multifamily investors are only able to get approximately 50%, maybe 55% LTV or in this case, $60,000,000.00, which is going to lead to a $10,000,000.00 equity shortfall.

Where is the QOF going to possibly find this $10,000,000.00? The LP’s do not want to invest any more money. They may not have any new capital gains to be invested into this deal. Secondly, the QOF cannot sell, because if they do sell, the LP investors lose those tax benefits we have been talking about. What could be done? And that is where Belpointe comes in.

What we are able to do is to do a merger of the Qualified Opportunity Zone Fund from the private investor and merge it into Belpointe PREP. This gets done in two steps.

The first step is Belpointe being a lender to that original QOF and providing a short term 6-, 9-, or 12-month loan to the property for approximately 75% LTV financing. Again, because of that, the private QOF is able to pay off its maturing construction loan and make a tax-free $20,000,000.00 distribution to their LP investors. However, right now Belpointe is only acting as a lender and ownership is still with the private QOF.

The second step is Belpointe merging the original QOF into Belpointe PREP at that $120,000,000.00 basis. We are going to assume the short-term $90,000,000.00 loan, and concurrently, we are going to provide $30,000,000.00 in Belpointe OZ units in a tax-free exchange.

This is very important: Although a sale has effectively taken place, since it is done as a merger, an inclusion event has not occurred. The IRS does not deem that a sale has actually taken place. And as such, all those tax benefits that the LPs were promised still stay intact.

Since Belpointe PREP is publicly-traded on the New York Stock Exchange, anytime over the next, 5-, 10-, 15-, 20-year term, the original investors can sell those shares. They could wait for the full 10-year period when all the Opportunity Zone tax benefits accrue, or if they need capital, a liquidity event, they can just go into the into the market, sell their shares and yes, they are going to have to pay capital gains on that appreciation. But again, it is not like this is going to be tied up in shares that cannot be traded for the next couple year term.

As I was saying earlier, at any time those shares could be sold. If they sell prior to the 10-year investment period, it will trigger capital gains taxes. If they sell after the 10-year period, those capital gains taxes are excluded. It is a win-win for all parties: Belpointe is able to get great assets to be held in its structure, and the developer of the deal is able to get out without having to do a capital call to the LP investors and they are also able to realize their promote earlier than they had forecasted. Additionally, the LP investors get exactly what they were promised without taking any more market rate risk. Hence, every party is made whole.

I wanted to kind of throw this back to Ben to see if there are any questions, we can go over at any of the assets or any of the specifics to our deals. I will show you some of the pictures of our assets. This is a deal in Sarasota that is getting built right now. This is St Petersburg. This is that deal in Tennessee. And then this is a picture of a property that we own in Storrs right off of UCONN’s campus. But I’d love to take questions if there are any.

Benjamin Tapper: Thank you, Ben. Group, if you have got a question, please unmute yourself and fire away.

Josh Harkavy: I have a question. I’m Josh Harkavy with Lee & Associates in Cincinnati. The reasoning for the developer wanting to sell one of their properties because it is struggling, or is there a reason, a motivation, for them to sell if their properties are doing fine?

Benjamin Hatz: There is definitely a lot of uncertainty right now in the market. Who is to say what the 10-year is going to be a year from now or two years from now? My guess is that there is some correlation between the cost of debt and the overall residual cap rate. So, right now they could say, “I have built this property for $100,000,000.00, I am able to get out, take my money off the table and make $20,000,000.00 appreciation.” Why not?

The one thing that really has to be done though, that I want to make sure is that that original loan has to still be in place. If they have already refinanced the asset, Belpointe is not able to provide that take-out financing, and thus, cannot get cash into the investor’s hands. The thing that really is important is that the property is currently owned by a QOF and that the construction loan needs to be repaid.

But of course, Josh, if you have any clients that want to just talk about getting out from a development that they were not expecting to sell for the next 8 years? I would be more than glad to discuss further.

Benjamin Tapper: Ben, one of the questions I had is what are your acquisition criteria? I know, we have talked about many Opportunity Zones across the country, but do you want 4 units, do you want 400? Is it a $2,000,000 check? Is it a $20,000,000.00 check? What are your criteria?

Benjamin Hatz: We are willing to be in any Opportunity Zone around the country. However, the assets we are really looking for are multifamily assets of 75 to 100 units or more. And our minimum deal size is probably $25,000,000.00. The larger for us is the better. We would much rather do a $400,000,000.00 transaction than eight $50,000,000.00 transactions.

Benjamin Tapper: I have got a question here from one of the other brokers. When do the QOF funds sunset for contribution? And is there any provision to extend? I understand that the completion of work has to occur within 30 months. Is there any provision to extend for entitlement delays? But the first question was when do the QOF funds sunset for contribution?

Benjamin Hatz: Contribution is still ongoing. They are talking about extending it, I believe, until around 2027. Right now, I think it is set for 2025 or 2026. The rules regarding getting the money out 30 months after a development has started. Everyone who is in the space has to follow those same rules and it is something that we do track closely.

For us as for a PREP, we have somewhat different roles. We are not a QOF that has only one asset. Our expectations are that right now we have 14 developments going on. We expect that every year going forward we are going to continue to accumulate assets. We are going to be constantly not only raising capital, and distributing capital to are investors, but also just continuing trying to find new developments, as well as new acquisition opportunities.

Benjamin Tapper: Next question: What is the size of your portfolio today and what is the goal for end of 2023? Where do you want to be at the end of the year?

Benjamin Hatz: As I mentioned earlier, we began our public offering at $750,000,000.00. We have raised to date approximately half of that amount, and are in the process of filing to be able to raise even more. Right now, our main investments are in those four markets - Sarasota, Tampa, Nashville and in Storrs. We have approximately 2,000 or something units that are going to be in those deals.

Our hope is that in 2023 that we do five or six of these acquisitions and in addition to that, we are also constantly looking at new developments. We are talking to a fair number of developers that may have got a little bit ahead of themselves and are now having problems finding capital, so we are always interested in having those discussions and seeing if we could provide them with a solution.

Benjamin Tapper: Thank you. Does anybody else have any more questions?

Seth Denison: Ben, this is Seth Denison in the Miami office. I just want to be clear that your organization is a publicly traded company. If one were to take shares in it, you are going to be at the whims of the public markets as well, right? And if the capital markets are in disarray, that is a market risk that one would have in the same regard that they would have if they were to sell their property to an end user.

Benjamin Hatz: That is true. Except for the fact that when the sale actually does take place, the amount of stock is going to be predicated on the share price at that particular time. So yes, the investor will be at the whims of the market, but if they wanted to do so, they could sell out of their position on day one.

Benjamin Tapper: Let me ask on behalf of some of our new members of the NISG who are in Nashville. When can they walk your project?

Benjamin Hatz: We are expecting to break ground probably in 2023. And our development on the Cumberland River is really going to be something that is going to be something to behold. We are very, very excited about it.

Benjamin Tapper: Sounds good. If nobody has anything else for Ben, I am going to thank him for his time. If anybody wants to connect with him, please let me know. I am happy to put that all together. Any questions before we say goodbye to Ben?

Benjamin Hatz: Well, it was a pleasure, Ben, and thank you for the for the time and, hopefully, I speak to some of you guys in the future.

NYSE American: OZ

LEE & ASSOCIATES

COMMERCIAL REAL ESTATE SERVICES

National Investment Services Group Monthly Call

January 2023

Belpointe PREP

Today's Presenter

Benjamin Hatz
Chief Acquisitions Officer

255 Glenville Road
Greenwich, CT 06831

917.579.2640

Cautionary Note Regarding Forward-Looking Statements

This presentation contains estimates, projections and other forward-looking statements, typically identified by words and phrases such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statements expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe PREP, LLC’s (“Belpointe OZ’s”) control. Therefore, we caution you against relying on any of these forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any of the forward-looking statements to conform them to actual results or revised expectations.

©2023 Belpointe PREP, LLC. All rights reserved.

Important Information and Disclosures

The information in this presentation is for illustrative, educational and informational purposes only and is subject to change. Nothing in this presentation is or should be construed as an offer to sell or the solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be unlawful. This presentation may not be distributed in any jurisdiction where it is unlawful to do so.

Belpointe PREP, LLC ("Belpointe OZ") has filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. This presentation only highlights basic information about Belpointe OZ and its offering, and because this is a summary it does not contain all of the information that you should consider before making an investment decision. Investing in Belpointe OZ's offering involves a high degree of risk, including a complete loss of investment.

Prior to making an investment decision, you should read Belpointe OZ's prospectus and the other documents that it has filed with the SEC, and carefully consider its investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in the offering. Copies of these documents can be obtained free of charge from www.sec.gov or www.investors.belpointeoz.com. You should read Belpointe OZ's most recent prospectus and the other documents that it has filed with the SEC in their entirety before making an investment decision.

Neither Belpointe OZ nor any of its affiliates provide investment or tax advice and do not represent in any manner that the outcomes described in this presentation will result in any particular tax consequence. You should consult with your own investment and tax advisers concerning the U.S. federal, state and local income tax consequences, as well as any tax consequences under the laws of any other taxing jurisdiction, in relation to your personal tax circumstances, which may vary in different tax situations

OZ National Investment Services Group Call — *Overview*

Opportunity Zone Investing

- *What is an Opportunity Zone?*
- *What are the benefits of investing in Opportunity Zones?*

OZ

6

OZ National Investment Services Group Call — *Overview*

Opportunity Zone Investing

- *What is an Opportunity Zone?*
- *What are the benefits of investing in Opportunity Zones?*

Belpointe OZ

- *Why might an investor want to invest with Belpointe OZ?*
- *Belpointe's current investments*

OZ 7

OZ National Investment Services Group Call — *Overview*

Opportunity Zone Investing
- *What is an Opportunity Zone?*
- *What are the benefits of investing in Opportunity Zones?*

Belpointe OZ
- *Why might an investor want to invest with Belpointe OZ?*
- *Belpointe's current investments*

How can Lee & Associates and Belpointe OZ work together?
- *Unique Structure for Developers of OZ*
- *New Source of Leads for Lee's Equity and Debt Brokers*

OZ

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OZ Opportunity Zone Investing — *Overview*

What are Opportunity Zones?

- ***Opportunity Zones*** were created through the ***Tax Cuts and Jobs Act of 2017***.
- **8,764 low-income census tracts**, nominated by U.S. State Governors and certified by the U.S. Department of the Treasury
- All 50 states (and overseas territories) have Opportunity Zones, with California and Puerto Rico having the most zones
- Goal was to incentivize investment into these low-income areas (helping federal diversity, equity and inclusion goals), in exchange for certain Federal (and possibly State) capital gains tax advantages.

How to take advantage of Opportunity Zones?

- To take advantage of the tax benefits of investing in Opportunity Zones, investors must reinvest their capital gains from a prior investment into a ***Qualified Opportunity Fund ("QOF")***, within 180 days of the recognized sale of that prior investment.
- Both short-term and long-term capital gains are eligible to receive the Opportunity Zone benefits.
- The principal/basis from a prior investment itself can also be invested into the OZ, but the non-capital gains investment would not receive the tax benefits associated with Opportunity Zones.

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OZ Opportunity Zone Investing — *Opportunity Zone Map*

Vancouver
North Dakota
Montana
Minnesota
Minneapolis
South Dakota
Wisconsin
Idaho
Wyoming
Nebraska
Salt Lake City
Nevada
Sacramento
Fresno
Las Vegas
Los Angeles
San Diego
Tijuana
Phoenix
Tucson
El Paso
Kansas
Oklahoma City
Kansas City
Missouri
St. Louis
Memphis
Atlanta
New Orleans
San Antonio
Houston
Jacksonville
Orlando
Miami
Hermosillo
Chihuahua
Torreón
Monterrey
UNITED STATES
Milwaukee
Grand Rapids
Chicago
Detroit
Cleveland
Toronto
Ottawa
Montreal
Quebec
Halifax
Boston
Providence
New York
Philadelphia
Washington
Pittsburgh
Columbus
Indianapolis
Richmond
Norfolk
Lake Superior
Lake Huron

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Opportunity Zone Investing — *Opportunity Zone Map*

MCFERRIN PARK
Eastland Ave
NORTH NASHVILLE
Monell's
FIVE POINTS
Tennessee State University
Nashville Farmers' Market
Cumberland River
HISTORIC EDGEFIELD
Shelby Park
FISK/MEHARRY
DOWNTOWN
Shelby Bottoms Nature Center & Greenway
Sheraton Grand Nashville Downtown
NATIONS
40th Ave N
Clifton Ave
Country Music Hall of Fame and Museum
SOBRO
70
40
Mt Olivet Funeral Home & Cemetery
THE GULCH
The Parthenon
37th Ave N
Spence Ln
Vanderbilt University
MUSIC ROW
2nd Ave S
Elm Hill Pike
SYLVAN PARK
440
70S
17th Ave S
EDGEHILL
41
Lane Motor Museum
Murphy Rd
ALT 31
GLō Best Western Nashville
WEDGEWOOD-HOUSTON
Foster Ave
Game Terminal
Ascension St Thomas Hospital West
HILLSBORO WEST END
Hattie B's Hot Chicken - Nashville - Melrose
Craighead St
24
LongHorn Steakhouse
Bowling Ave
12 SOUTH
SOUTH NASHVILLE
65
431
Kirkwood Ave
31
Melrose Ave
Google
Monell's At the

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OZ Opportunity Zone Investing — *Nashville TN*

MCFERRIN PARK
Eastland Ave
NORTH NASHVILLE
Monell's
FIVE POINTS
Tennessee State University
Nashville Farmers' Market
Cumberland River
HISTORIC EDGEFIELD
Shelby Park
DOWNTOWN
FISK/MEHARRY
Shelby Bottoms Nature Center & Greenway
Sheraton Grand Nashville Downtown
Country Music Hall of Fame and Museum
NATIONS
40th Ave N
Clifton Ave
SOBRO
Mt Olivet Funeral Home & Cemetery
The Parthenon
37th Ave N
Vanderbilt University
EDGEHILL
2nd Ave S
Spence Ln
Elm Hill Pike
SYLVAN PARK
Murphy Rd
17th Ave S
Lane Motor Museum
GLō Best Western Nashville
WEDGEWOOD-HOUSTON
Foster Ave
Game Terminal
Ascension St Thomas Hospital West
HILLSBORO WEST END
Hattie B's Hot Chicken - Nashville - Melrose
Craighead St
SOUTH NASHVILLE
LongHorn Steakhouse
12 SOUTH
Bowling Ave
Kirkwood Ave
Melrose Ave
Google

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Opportunity Zone Investing — *Nashville's The Gulch*

Country Music Hall
of Fame and Museum
SOBRO
70
THE GULCH
40
MUSIC ROW
17th Ave S
EDGEHILL
2nd Ave S
41
Lane Motor Mu
ALT
31
WEDGEWOOD-HOUSTON

OZ
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OZ Opportunity Zone Investing — *Nashville's The Gulch*

Country Music Hall
of Fame and Museum
SOBRO
70
THE GULCH
40
MUSIC ROW
17th Ave S
EDGEHILL
2nd Ave S
41
ALT
31
Lane Motor Mu
WEDGEWOOD-HOUSTON

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Opportunity Zone Investing — *900 Eighth Avenue*

Country Music Hall
of Fame and Museum
SOBRO
70
THE GULCH
40
enon
MUSIC ROW
17th Ave S
EDGEHILL
WEDG
Belpointe's 900 Eighth Avenue – 266 Units

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OZ Opportunity Zone Investing — *Tax Advantages*

Under *Section 1400Z* of the *Tax Cuts and Jobs Act of 2017,* investors who elect to reinvest their capital gains into Opportunity Zones will receive multiple capital gains tax benefits.

Tax Benefits:

1. **Deferral of Capital Gains Taxes:** Capital gains (short-term or long-term) from the sale of any asset that are reinvested into units of OZ within 180 days following the disposition of that asset, will be excluded from the unitholder's gross income until the earlier of: December 31, 2026, or the date the unitholder sells his OZ units.

2. **Elimination of Capital Gains:** OZ unitholders can elect to be exempt from federal taxation on capital gains derived from the appreciation of their investment in OZ units, if those units are held for at least 10 years.

3. **Possible State Income Tax Benefits under Opportunity Zone Program:** Depending on which State the unitholder is domiciled and if that State conforms with Federal Opportunity Zone regulations, that investor may be entitled to receive the same Federal Opportunity Zone capital gains tax benefits (deferral and elimination of capital gains taxes) on a State income tax level. [See map on the next page: *State Income Tax Advantages*]

4. **No Depreciation Recapture Tax Liability:** OZ unitholders who make a valid Opportunity Zone investment into OZ and hold their OZ units for at least 10 years may elect to receive a stepped-up tax basis that will eliminate their depreciation recapture tax liabilities.

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Opportunity Zone Investing - *State Income Tax Advantages*

State conformity with Federal guidelines on Opportunity Zones at the Individual level:

The following States, shown in blue, have chosen to follow in whole or in part Federal guidelines on deferral of tax through investments in Opportunity Zones.

A State's conformity with the Federal Opportunity Zone provisions is an important factor for unitholders to consider. Unitholders in States that coupled with the Federal Opportunity Zone provisions may receive State tax incentives similar to those available at the Federal level.

Conversely, investors residing in not coupled States, shown in red, may not be able to defer State taxation on the initial gains invested in Opportunity Zones. However, unitholders in these not coupled States may also be required to recognize gain for State tax purposes on their eventual sale of their OZ investment.

Coupled
Not Coupled
States without broad-based personal income tax

Source: Institute on Taxation and Economic Policy.

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Structural Advantages

PREP
Advantages

Tax Advantages

NYSE Listed
Advantages

NYSE Listed
Advantages
PREP
Advantages
Tax Advantages

- Actively managed real estate by experienced real estate professionals.
- Greater diversification by geographic locations and asset types.
- Pass-through depreciation to investors.
- Ability to make quarterly distributions.*
- Annual distributions of at least 90% of operational income earned. *
- Similar to a REIT, but PREPs provides K-1's instead of 1099's.

- Deferral of previous capital gains that are reinvested into OZ until December 31, 2026.
- Elimination of all capital gains taxes on the appreciation of OZ units, if OZ units held for at least 10 years.
- State income tax benefits for unitholders who domicile in states that conforms with the Federal Opportunity Zone regulations, may be entitled to receive the same tax benefits on their State income taxes.
- Up to 20% tax deduction on dividend income if income exceeds depreciation amount.
- No depreciation recapture tax, if OZ units held for at least 10 years.

- Provides unitholders with better transparency and SEC reporting.
- Publicly traded on the NYSE provides easy access investing through any brokerage account without any subscription paperwork.
- Publicly traded on the NYSE provides liquidity for its unitholders, so they can control their investment exit amounts and timing (providing opportunity tax benefits for 20+ years).
- Both non-accredited and accredited investor access.
- Low investment minimum for investors.

+ Belpointe OZ Advantages

- Reduced annual Management Fee, only 0.75% (vs 2% traditionally).
- Minimal Carried Interest, only 5% (vs 20% traditionally).
- No Investor Servicing Fees.
- No Capital Calls.
- Acquisition of other Qualified Opportunity Funds and their stabilized assets, eliminates construction, development lease-up risks and increases operating cash flows.

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* We do not expect to pay any distributions until the proceeds of our public offering are invested and generating positive cash flow.

Belpointe OZ — *Select Current Developments*

Storrs CT:
Student Housing @ UConn Main Campus

Nashville TN:
Cumberland River Master Development & 266-units S. of Gulch

St. Petersburg FL:
2-acre site N of TB Ray's Stadium, approved for 15 stories & 269 units

Sarasota FL:
Mixed-use development 418 market-rate units & 51,000 SF of retail

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OZ Real Estate Group — *Unique QOF Sale Opportunity*

Being uniquely structured as a publicly traded partnership and Qualified Opportunity Fund (QOF) allows OZ to acquire other private QOFs after their investments have been completed.

How is this even possible?

Stabilized Asset Acquisitions: Being the only Opportunity Zone structure to be publicly traded provides OZ the unique ability to acquire other private QOFs and their opportunity zone assets **without causing an inclusion event**, thus preserving the Opportunity Zone tax benefits for its private investors and ultimately providing existing OZ's unitholders with newly built qualified opportunity zone assets that are stabilized and generating positive cash flow without any construction risk.

Everyone WINS!!!

Win #1: Sponsors of the Acquired Opportunity Zone Funds.

Typically, development projects take approximately 2 years to complete, thus requiring QOFs and their sponsors to hold their assets for an additional 8 years, to meet the minimum 10 year holding period required to receive the full Opportunity Zone tax benefits. OZ's unique ability to acquire other QOFs without an inclusion event for the acquired QOF's investors, provides sponsors with the ability to exit their investment vehicles up to 8+ years earlier than previously planned, thus providing sponsors surety that they will receive their carried interest profits and that they will receive them up to 8 years faster than expected.

Win #2: Investors of the Acquired Opportunity Zone Funds.

Private investors benefit from OZ acquiring their QOFs because they will be able to recognize gains from their investments without losing any of their Opportunity Zone tax benefits plus simultaneously taking advantage of the additional benefits that OZ provides for its unitholders, such as: greater diversification, liquidity, lower fees, unitholders' investment exit control, and up to 20% tax deduction benefit on income that exceeds depreciation (via IRC 199A).

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OZ Real Estate Group — *Unique QOF Sale Opportunity*

A Hypothetical Example…

- In 2019, a Developer finds a plot of land in an Opportunity Zone.
- Developer decided to build a luxury multifamily asset over the next 2-year period
- The project will cost $100 million
- Developer capitalizes the transaction with $30 million of equity and $70 million of 3-year term construction financing .
- Developer creates a QOF for the ownership entity and syndicates the $30 million of equity with limited partner investors investing capital gains.
- Developer guarantees his limited partners that there will not be an inclusion event before 10 years, which would effectively delete the tax benefits of investing in a QOF.

$140
$120
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OZ Real Estate Group — *Unique QOF Sale Opportunity*

A Hypothetical Example (Continued)…

IT IS NOW DECEMBER 2022:

- The property has received its certificate of occupancy, and has begun lease-up;
- The construction loan has matured; and
- The property has appreciated to $120 million!

BUT, NOT ALL GOOD NEWS…

- Due to higher interest rates and DSCR constraints, property can only support a 50% LTV loan, or $60 million of proceeds, leading to a $10 million equity shortfall.

WHERE WILL QOF FIND THE $10 MILLION?

- LP investors may not wish to invest additional equity, as they may not have new capital gains.
- QOF cannot sell without the LP investors losing the tax benefits associated with Opportunity Zone transactions.

$140
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OZ Real Estate Group — *Unique QOF Sale Opportunity*

A Hypothetical Example (Continued)…

ONE POTENTIAL TRANSACTION STRUCTURE WITH BELPOINTE OZ:

- STEP 1: Belpointe OZ provides a short-term, 75% LTV ($90 M) loan to the QOF.
- STEP 1a: QOF pays off maturing $70 M construction loan.
- STEP 1b: QOF makes a tax-free $20 million distribution to their investors.

$140
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OZ Real Estate Group — *Unique QOF Sale Opportunity*

A Hypothetical Example (Continued)…

ONE POTENTIAL TRANSACTION STRUCTURE WITH BELPOINTE OZ:

- STEP 2: At a later time, Belpointe OZ merges the QOF into OZ at a $120 M basis.
- STEP 2a: Belpointe OZ assumes the short-term $90 M loan.
- STEP 2b: Belpointe OZ provides $30 M in Belpointe OZ units in a tax-free exchange.

$140
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ORIGINAL
STEP 1
STEP 2

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OZ Real Estate Group — *Unique QOF Sale Opportunity*

A Hypothetical Example (Continued)…

Exit – Option 1

OZ Units Sold Prior to the 10-Year Investment Period:

- If investors sell their OZ units prior to 10 years from their original private QOF investment date, an inclusion event will occur and trigger capital gain tax liability, plus depreciation recapture tax liability for the units sold.

Exit – Option 2

OZ Units Sold After the 10-Year Investment Period:

- If investors hold their OZ units for at least 10 years from their original private QOF investment date, the investors may elect to exclude any units sold thereafter from capital gains taxes (federal and in most states) or depreciation recapture taxes.

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Market: Sarasota

1991 Main Street, Sarasota, Florida

1991 Main, located at the intersection of Main Street and Links Avenue in downtown Sarasota, Florida, will be redeveloped into an approximately 418 apartment home community. 1991 Main will feature two high-rise buildings with approximately 51,000 sq.ft. of retail space.

We currently anticipate 1991 Main will consist of one-, two- and three-bedroom apartments and a limited number of four-bedroom townhome-style penthouse apartments. Building 1, located along Main Street, will feature approximately 178 apartments. The buildings will vary between 7 to 10 stories. All top floor units will be two-level townhome-style penthouse apartments with bedrooms and living space upstairs. We currently anticipate amenities at each building will include a clubroom, fitness room, center courtyard with heated, saltwater pool, grills and seating and roof top amenities including a community room and a private dining area for private events as well as outdoor grills and seating. Adjacent to the roof top amenities at each building, will be three guest units available to guests or families of residents for a fee. Each building will have its own leasing office located at the entry lobby. Approximately 700+ parking spaces will serve the 2 buildings including 590+/- from an existing parking garage and 104 new underground spaces and 27 new street level spaces.

Market: Sarasota

1700 Main Street, Sarasota, Florida

1700 Main, located on Main Street between Pine Street and Indian Street in downtown Sarasota, Florida, will be redeveloped into an approximately 168 apartment home community. 1700 Main will feature one, ten-story building with approximately 7,000 sq.ft. of retail space on the first level.

1700 Main will offer one-, two- and three-bedroom apartments. We anticipate that the building will have amenities that include a clubroom, fitness center, courtyards with a swimming pool and rooftop terraces as well as a leasing office. The new building will wrap around an existing office building located at 1718 Main Street, which we also own.

1700 Main is located on 1.3 acres along Main Street in downtown Sarasota. Less than one mile from Route 41 and five miles from Interstate 75. 1700 Main backs up to Bamboo Lane, an East-West road linking Pine Place and Indian Place. 1700 Main is approximately 3/4 of a mile inland from the coast. Shopping, dining, and arts are within steps of 1700 Main.

Market: Sarasota

1701 Ringling Boulevard, Sarasota, Florida

1701 Ringling is an existing, six-story, approximately 80,000 sq.ft. office building. 1701 Ringling is located between Main Street and Ringling Boulevard, two primary roads, in downtown in Sarasota, Florida. We acquired 1701 Ringling for the purpose of adding its development rights to 1700 Main Street as well as for improving the overall neighborhood.

1701 Ringling Blvd, Sarasota, FL 34236
Whole Foods Market
Catholic Church
BOLD Lofts Sarasota
Coldwell Banker Commercial Services
Bank of America (with Drive-thru ATM)
Sabal Trust Company
Main Street Shoe Repair
Wells Fargo Bank
Regal Hollywood - Sarasota
First Sarasota
IL Panificio Pizzeria
Farmers Market
The Gator Club
Main St
Chevron
Flavio's on Main
Cadence Bank - Sarasota Branch
Next-Mark
United States Postal Service
Brick's Smoked Meats
PNC Bank
Frontier Communications Retail Store
Northern Trust
Jimmy John's
Sarasota County Administration Building
Florida Cancer Specialists & Research
Coastal Coin Company
Aloft Sarasota
Sarasota Housing Authority
Indigenous
d. cole hair design
The Bullet Hole
J Wood Realty
Truly Forever Bridal Sarasota
Downtown Sarasota Historic District
Dragon Headz Smoke & Vape Shop
Savoy On Palm
Ringling Blvd

We anticipate renovations on 1701 Ringling will include the creation of a tall, glass front lobby area, the conversion of the freight elevator into a stylish, oversized passenger elevator, and the reinstallation of windows in the facade. The previous owner has leased back 1/3 of the first floor, half of the second floor and the entire third and fourth floors along with utility closets and roof top space. We anticipate that the unleased spaces will be leased as renovations progress. 1701 Ringling currently has 15 onsite parking spaces and 75 offsite parking spaces, located one block from the office building. We anticipate the offsite parking will be renovated into approximately 128 parking spaces.

Market: St. Petersburg

902-1020 First Avenue North, St. Petersburg, Florida

902-1020 First Avenue North ("The Towes at 1000 First") are located at 902-1020 First Avenue North in downtown St Petersburg, Florida. We acquired six contiguous parcels, comprising 1.6-acres of land, which we anticipate developing into an approximately 269 apartment home community. We anticipate the Towers will consist of two towers connected on the first four levels by an approximately 21,000 sq.ft. of retail space and a parking garage. The Towers will offer a mix of studio, one-, two- and three-bedroom apartments on floors five through fifteen. We anticipate amenities, including a community room, fitness room and center courtyard with a pool, outdoor kitchen and seating will be located on the 5th floor between the two towers We anticipate a roof top terrace, on the 15th floor, will include an interior clubroom and outdoor living space. A pocket park is planned at the corner of Baum Street and Martin Luther King, Jr. Street and will pay homage to the former Shirley Ann Hotel which once operated where The Towers will be constructed. This homage will represent the scale and original design of the hotel in both facade recreation and shade structure. St. Petersburg residents will be able to pass through the facade into the park or grab a seat in the shade on the low walls at its base.

Market: Nashville

900 Eighth Avenue, Nashville, Tennessee

900 Eighth is an eight-story apartment building, that will feature approximately 266 apartments and approximately 14,100 sq.ft. of retail space in central Nashville, Tennessee. The new apartments will be steps away from The Gulch and Downtown neighborhoods and Music Row. Shopping, dining, and entertainment are conveniently nearby.

900 Eighth is located at the interchange of I-65 and I-40, with easy access to areas outside of Nashville. We anticipate that 900 Eighth will include studio, one-, two- and three-bedroom apartments. An approximately 400 space parking garage will be constructed on the first two levels, with six stories of apartments above.

We anticipate 900 Eight’s amenities to include a fitness center, courtyard with a swimming pool and rooftop terraces as well as a leasing office.

Market: Nashville

Nashville No. 2, Nashville, Tennessee

(Rendering and Map Omitted)

We anticipate that Nashville No. 2 will feature an approximately 412 apartment home community in two, six-story buildings. Nashville No. 2 is located in an emerging area of Nashville and features riverfront living and easy access to amenities, offices and downtown Nashville. Nashville No. 2 is located less than 3 miles from the new Oracle campus and the proposed Major League Baseball Stadium. We anticipate developing Nashville No. 2 into a combination of one-, two- and three-bedroom apartment homes. The buildings will have a fitness center, game room, co-working spaces, outdoor heated saltwater swimming pool, riverfront courtyards and rooftop terraces as well as a leasing office.

Market: Mansfield

Storrs Road Mansfield, Connecticut

MERROW
UConn Forest
Industrial Tract
Hillside Environmental Education Park
Horsebarn Hill
UConn Dairy Bar
Spring Manor Tract
University of Connecticut - Depot Campus
STORRS
UConn Storrs Library
Storrs Tract
North Eagleville Tract
Storrs Commons
Google

Storrs Road is an approximately 9-acre site located 2.7 miles from the University of Connecticut. We anticipate that Storrs Road will be a future multifamily development.

Investor Relations contact:
Cody Laidlaw

claidlaw@belpointe.com

Headquarters:
255 Glenville Road
Greenwich, CT 06831
(203) 883-1944

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